

March 22, 2019

David J. Endicott
Chief Executive Officer
Alcon Inc.
Rue Louis-d'Affry 6
1701 Fribourg, Switzerland

      **Re: Alcon Inc.**
          **Registration Statement on Form 20-F**
          **Filed November 13, 2018**
          **File No. 001-31269**

Dear Mr. Endicott:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Electronics and Machinery

cc:    D. Scott Bennett